# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MNTN, Inc., CIK 0001891027
CUSIP: 55318A108
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 823 Congress Avenue, #1827, Austin, Texas (TX), 78768
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002069499

## Reporting persons
- Rincon Venture Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,277,231; sole dispositive power 0; shared dispositive power 1,277,231; aggregate amount beneficially owned 1,277,231 (2.6% of the class)
  Comment: Limited Liability Company
- Rincon Venture Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,277,231; sole dispositive power 0; shared dispositive power 1,277,231; aggregate amount beneficially owned 1,277,231 (2.6% of the class)
- Rincon Venture Associates II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,965,809; sole dispositive power 0; shared dispositive power 1,965,809; aggregate amount beneficially owned 1,965,809 (3.9% of the class)
  Comment: Limited Liability Company
- Rincon Venture Partners II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,647,565; sole dispositive power 0; shared dispositive power 1,647,565; aggregate amount beneficially owned 1,647,565 (3.3% of the class)
- Rincon Venture Partners II QP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 318,244; sole dispositive power 0; shared dispositive power 318,244; aggregate amount beneficially owned 318,244 (0.7% of the class)
- Bonfire Select Associates II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 240,887; sole dispositive power 0; shared dispositive power 240,887; aggregate amount beneficially owned 240,887 (0.5% of the class)
  Comment: Limited Liability Company
- Bonfire Ventures Select II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 240,887; sole dispositive power 0; shared dispositive power 240,887; aggregate amount beneficially owned 240,887 (0.5% of the class)
- James Michael Andelman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,483,927; sole dispositive power 0; shared dispositive power 3,483,927; aggregate amount beneficially owned 3,483,927 (6.8% of the class)

## Item 1. Issuer
Name of issuer: MNTN, Inc.
Address of issuer's principal executive offices: 823 Congress Avenue #1827 Austin, TX, 78768

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

Rincon Venture Partners, LLC ("RVP LLC")
Rincon Venture Partners, L.P. ("RVP")
Rincon Venture Associates II, LLC ("RVP II LLC")
Rincon Venture Partners II, L.P. ("RVP II")
Rincon Venture Partners II QP, L.P. ("RVP II QP")
Bonfire Select Associates II, LLC ("BSA LLC")
Bonfire Ventures Select II, L.P. ("BVS II")
Jim Andelman
Address of principal business office or, if none, residence: The principal business address of each of RVP LLC, RVP, RVP II LLC, RVP II and RVP II QP is 2047 Lorinda Way, Santa Barbara, CA 93101. The principal business address of each of BSA LLC, BVS II and Mr. Andelman is 11611 San Vicente Boulevard, #650, Los Angeles, CA 90049.
Citizenship: Mr. Andelman is a citizen of the United States. Each of the remaining Reporting Persons is organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information presented herein represents beneficial ownership of Class A Common Stock of the Issuer as of June 30, 2025, based upon 48,269,318 shares of Class A Common Stock outstanding as of June 30, 2025, as provided by the Issuer. The ownership information also assumes the respective conversion of the Class B common stock, par value $0.0001 per share ("Class B Common Stock") of the Issuer into shares of Class A Common Stock on a one-to-one basis.

RVP is the beneficial owner of 1,277,231 shares of Class A Common Stock underlying shares of Class B Common Stock held directly; RVP II is the beneficial owner of 1,647,565 shares of Class A Common Stock underlying shares of Class B Common Stock held directly; RVP II QP is the beneficial owner of 318,244 shares of Class A Common Stock underlying shares of Class B Common Stock held directly; and BVS II is the record holder of 240,887 shares of Class A Common Stock.

RVP LLC is the general partner of RVP and RVP II LLC is the general partner of each of RVP II and RVP II QP. Jim Andelman is the sole managing member for each of RVP LLC and RVP II LLC, and as such, voting and investment decisions with respect to the shares held by RVP, RVP II and RVP II QP are made by Mr. Andelman. BSA LLC is the manager of BVS II. Jim Andelman, Mark Mullen and Brett Queener are managers of BSA LLC, and as such, voting and investment decisions with respect to the shares held by BVS II are made by each of Messrs. Andelman, Mullen and Queener, but each disclaim beneficial ownership of such securities.
Percent of class: See Item 11 of each of the cover pages hereto.
Sole power to vote or to direct the vote: See Item 5 of each of the cover pages hereto.
Shared power to vote or to direct the vote: See Item 6 of each of the cover pages hereto.
Sole power to dispose or to direct the disposition: See Item 7 of each of the cover pages hereto.
Shared power to dispose or to direct the disposition: See Item 8 of each of the cover pages hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Rincon Venture Partners, LLC: /s/ Jim Andelman, Jim Andelman, Managing Member (08/14/2025)
- Rincon Venture Partners, L.P.: By: Rincon Venture Partners, LLC, its General Partner, /s/ Jim Andelman, Jim Andelman, Managing Member (08/14/2025)
- Rincon Venture Associates II, LLC: /s/ Jim Andelman, Jim Andelman, Managing Member (08/14/2025)
- Rincon Venture Partners II, L.P.: By: Rincon Venture Associates II, LLC, its General Partner, /s/ Jim Andelman, Jim Andelman, Managing Member (08/14/2025)
- Rincon Venture Partners II QP, L.P.: By: Rincon Venture Associates II, LLC, its General Partner, /s/ Jim Andelman, Jim Andelman, Managing Member (08/14/2025)
- Bonfire Select Associates II, LLC: /s/ Jim Andelman, Jim Andelman, Manager (08/14/2025)
- Bonfire Ventures Select II, L.P.: By: Bonfire Select Associates II, LLC, its General Partner, /s/ Jim Andelman, Jim Andelman, Manager (08/14/2025)
- James Michael Andelman: /s/ Jim Andelman, Jim Andelman (08/14/2025)